SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

Commission file number: 0-50801

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

REQUIRED INFORMATION

Items 1-3. The Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit 23.1 Consent of McGladrey & Pullen LLP

Exhibit 23.2 Consent of Wolf & Company, P.C.

PLAN FINANCIALS

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2005

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN
E.I.N. 06-0591470 PLAN NUMBER 002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee of the
Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan
Willimantic, Connecticut

We have audited the accompanying statement of net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
May 26, 2006

99 High Street · Boston, Massachusetts · 02110 2320 · Phone 617 439 9700 · Fax 617 542 0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413 747 9042 · Fax 413 739 5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518 454 0880 · Fax 518 454 0882
www.wolfandco.com

McGladrey & Pullen

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee
Savings Institute Bank and Trust Company
Profit Sharing and 401(k) Savings Plan
Willimantic, Connecticut

We have audited the accompanying statement of net assets available for benefits of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") as of December 31, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial status of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

New Haven, Connecticut
June 10, 2005

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
ASSETS		
Investments, participant directed, at fair value: (Note 3)		
Shares of registered investment companies	$ **3,325,606**	$ 2,620,257
SI Financial Group, Inc. common stock	**1,858,368**	1,989,633
Interest-bearing cash	**951,976**	1,001,385
Participant loans	**284,218**	286,902
Total investments	**6,420,168**	5,898,177
Employer's profit sharing contribution receivable	**-**	221,206
Net assets available for benefits	$ **6,420,168**	$ 6,119,383

See accompanying notes to financial statements.

SAVINGS INSTITUTE BANK AND TRUST COMPANY PROFIT SHARING AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2005

Additions To Net Assets Attributed To:	
Investment activity:	
Net depreciation in fair value of investments (Note 3)	$ (10,509)
Interest and dividends	48,894
	38,385
Contributions:	
Participants'	552,078
Employer	193,596
	745,674
Total additions	784,059
Deductions From Net Assets Attributed To:	
Distributions paid to participants	468,123
Administrative expenses	15,151
Total deductions	483,274
Net increase	300,785
Net assets available for benefits:	
Beginning of year	6,119,383
End of year	$ 6,420,168

See accompanying notes to financial statements.

Note 1. Plan Description

The following description of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of the Savings Institute Bank and Trust Company (the "Bank" or the "Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

All employees of the Bank who have completed ninety days of service and who have attained 21 years of age are eligible to participate in the Plan.

Contributions

Participants may make salary deferral contributions of up to 100% of earnings subject to Internal Revenue Code limitations. The Bank may make matching contributions for participants that elect to make salary deferral contributions. Currently, the Bank matches 50% of participants' contributions upto 6% of participants' earnings. In addition, eligible participants may make catch-up contributions in accordance with, and subject to, the limitation of Code Section 414(v). The Bank may also make additional discretionary profit sharing contributions which are allocated among participants in the Plan in proportion to their compensation. Participants may also roll-over amounts representing distributions from other qualified plans.

Vesting

Participants are immediately vested in their salary deferral contributions, employer matching contributions and earnings thereon. The portion of participants' accounts attributable to the Bank's discretionary profit sharing contributions vests as follows:

Years of Service	Vested Percentage
2	25%
3	50%
4	75%
5	100%

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account. Withdrawals may be made under certain other circumstances in accordance with the Plan documents.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants' Investment Options

Upon enrollment in the Plan, participants may direct salary deferral contributions and employer matching and profit sharing contributions to selected investments as made available and determined by the Plan Administrator. The Savings Institute Bank and Trust Company's Trust Department ("Trust Department") functions as the Plan's trustee. Participants may change their investment options any time via direct telephone or via intranet access to the Trust Department.

Participant Loans Receivable

Participants may borrow from their accounts from $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. Loans are secured by the vested interest in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2005, interest rates on existing loans range from 4.00% to 9.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Amounts of participants' forfeited nonvested accounts are first applied to Plan administrative expenses and are then used to reduce the Bank's discretionary profit sharing and matching contributions. At December 31, 2005, forfeited nonvested accounts totaled $12,183.

Plan Amendments

In connection with the asset purchase of certain assets of Circle Trust Company, on November 14, 2005, the Plan was amended, effective immediately, as follows:

- To provide employees of the former Circle Trust Company who become employees of the Bank service credit for determining a participant's vested percentage in his/her matching contribution account and discretionary contribution account beginning with the employee's initial service with Circle Trust Company.
- To provide employees of the former Circle Trust Company who become employees of the Bank with prior service credit solely for the purposes of eligibility and vesting under the Plan. For vesting purposes only, a "Year of Service" shall mean any calendar year in which a participant completed 1,000 hours of service with Circle Trust Company.

- To provide employees of the former Circle Trust Company who become employees of the Bank the ability to enter the Plan as of December 1, 2005.

On March 17, 2004, the Plan was amended, effective April 1, 2004, as follows:

- To provide that every employee of the Bank who has completed 90 days of service, without regard to the number of hours of service performed, and attained age twenty-one (21), shall become eligible to participate in the Plan on the applicable entry date.

- To provide that the entry date shall be on the first day of the calendar month coinciding with or next following the completion of the eligibility requirements.

- To provide that participants who defer a percentage of their compensation must authorize the Bank to deduct the deferral from their pay in accordance with a salary reduction agreement.

- To provide that participants shall be allowed to modify deferral elections as of the first day of any calendar quarter, and may revoke such elections at any time during the Plan year upon 30 days written notice to the Plan Administrator.

- To provide that employer discretionary contributions shall first be applied to restore the forfeited portions of a participant's account, and any remaining employer discretionary contributions shall be allocated by the Plan Administrator, as of each anniversary date, to the participant's account based on the proportion of the participant's compensation to total compensation of all Plan participants.

Note 2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in SI Financial Group, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans receivable are valued at amortized cost which approximates fair value. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Audit fees and fees charged for administration of the Plan by the Bank's trust department that are in excess of forfeitures, are paid by the Bank. Loan transaction fees and investment fees are charged to participants.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts of reported assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Nature of Business of Sponsor

The Sponsor is a federally-chartered savings bank providing a full range of banking services to consumer and commercial customers through its eighteen offices located in eastern Connecticut.

Note 3. Investments

The following table presents the fair value of Plan assets at December 31, 2005 and 2004. Single investments representing more than 5% of the Plan's net assets are separately identified.

	December 31, 2005	December 31, 2004
SI Financial Group, Inc. common stock	$ 1,858,368	$ 1,989,633
Shares of registered investment companies:		
MFS Investors Growth Stock Fund	-	386,633
Fidelity Capital Appreciation	704,396	-
Vanguard Windsor II	409,002	-
Harbor International Fund	387,970	-
Other investments	1,824,238	2,233,624
	3,325,606	2,620,257
Federated Prime Value Obligations	939,685	-
Federated Automated Cash Management Trust	12,272	998,076
Other interest-bearing cash accounts	19	3,309
	951,976	1,001,385
Participant loans	284,218	286,902
Total investments	$ 6,420,168	$ 5,898,177

During 2005, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated (depreciated) in value by $(10,509) as follows:

Shares of registered investment companies	$	201,697
SI Financial Group, Inc. common stock		(212,206)
	$	(10,509)

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

The Internal Revenue Service issued a determination letter on September 10, 2003 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving its determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

Note 6. Related Party Transactions

SI Financial Group, Inc., the parent holding company of the Bank, is an investment option under the Plan. Therefore, transactions related to SI Financial Group, Inc. qualify as party-in-interest transactions.

Note 7. Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit ratings. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SAVINGS INSTITUTE BANK AND TRUST COMPANY
PROFIT SHARING AND 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2005

Identity of Issue	Description of Investment	Shares	Fair Value
Fidelity Capital Appreciation	Registered Investment Company	28,064	$ 704,396
Vanguard Windsor II	Registered Investment Company	13,055	409,002
Harbor International Fund	Registered Investment Company	7,866	387,970
Meridian Growth	Registered Investment Company	8,524	311,726
Federated Growth Allocation Fund	Registered Investment Company	22,011	283,722
Federated Moderate Allocation Fund	Registered Investment Company	20,801	253,569
Wilshire 5000 Index Fund	Registered Investment Company	18,204	192,775
Vanguard Total Bond	Registered Investment Company	18,826	189,388
T. Rowe Mid-Cap Value	Registered Investment Company	7,774	181,759
STI Classic Small Cap Growth Stock Fund	Registered Investment Company	8,220	172,372
Vanguard Inflation Protection	Registered Investment Company	6,758	82,182
Federated Cap Preservation Fund	Registered Investment Company	7,464	74,643
Harbor Bond Fund	Registered Investment Company	5,605	65,135
Vanguard Small Cap Value	Registered Investment Company	1,165	16,967
SI Financial Group, Inc. Common Stock *	Equity Securities	169,714	1,858,368
Federated Prime Value Obligations	Money Market Account	939,685	939,685
Federated Automated Cash Management Trust	Money Market Account	12,272	12,272
First Bankers Trust Services	Cash	19	19
Participant Loans *	4.00% to 9.50%, maturities through 2010	-	284,218
			$ 6,420,168

There were no investment assets which were both acquired and disposed of during the plan year.

Cost information is not required for participant directed investments.

** Denotes party-in-interest*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/27/06

Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan

Laurie L. Gervais

Plan Administrator

Exhibit 23.1 Consent of McGladrey & Pullen LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-119685 filed on October 12, 2004 of SI Financial Group, Inc. on Form S-8 of our report dated June 10, 2005, which appears in the Annual Report on Form 11-K of Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2005.

McGladrey & Pullen, LLP

New Haven, Connecticut
June 28, 2006

Exhibit 23.2 Consent of Wolf & Company, P.C.

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 333-119685) of our report dated May 26, 2006 with respect to the financial statements of the Savings Institute Bank and Trust Company Profit Sharing and 401(k) Savings Plan for the year ended December 31, 2005 included in the Form 11-K.

Wolf & Company, P.C.

Wolf & Company, P.C.
Boston, Massachusetts
June 19, 2006

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882
www.wolfandco.com